John McIlvery
Partner

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May 27, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             Resonant Inc.
Responses to Staff Comments of May 23, 2014
with respect to:
Amendment No. 4 to Registration Statement on Form S-1 (“Registration Statement”)
Filed May 21, 2014
File No. 333-193552

Ladies and Gentlemen:

On behalf of Resonant Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated May 23, 2014 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Capitalization, page 69

1.              Please tell us why you do not include the derivative liability within capitalization as of March 31, 2014. We note that the derivative liability relates to your convertible debt, which is included in the table.

In response to the Staff’s comment, we have added additional disclosure to include the derivative liability in the table on page 69 under the heading “Capitalization.”

Exhibit 5.1

2.              We note that your counsel has made “assumptions that are customary in opinion letters of this kind.” Please have counsel file an opinion which specifies the assumptions that were made.

In response to the Staff’s comment, we have filed a revised opinion as Exhibit 5.1 to Amendment No. 5 to Form S-1, which does not include the language referenced by the Staff.

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

3.              Please tell us why counsel is opining on the warrant and the warrant shares to be issued to the underwriter.

The warrant and the warrant shares are being registered pursuant to the Registration Statement, and are therefore securities for which an opinion of counsel is required pursuant to Item 601(b)(5) of Regulation S-K.  Pursuant to discussions with the Staff, counsel’s opinion with respect to the warrant has been revised in the opinion filed as Exhibit 5.1 to Amendment No. 5 to Form S-1.

*  *  *  *  *

We hope the above has been responsive to the Staffs comments. If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery

John McIlvery
cc: Terry Lingren